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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lemley, Yarling & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 S. LaSalle Street, Suite 723
(No. and Street)

Chicago, IL 60604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. Lemley 312-372-2422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abrams & Steinberg, P.C.
(Name – *if individual, state last, first, middle name*)

135 Arlington Heights Road, Suite 105 Buffalo Grove, IL 60089
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph J. Lemley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lemley, Yarling & Co., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Notary Public

OFFICIAL SEAL
KATHRYN F KLAIBER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 7-19-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2005
SECTION

LEMLEY, YARLING & CO.
(AN ILLINOIS CORPORATION)

INDEPENDENT AUDITORS' REPORT AND FINANCIAL STATEMENTS

MARCH 31, 2005

LEMLEY, YARLING & CO.
(AN ILLINOIS CORPORATION)

TABLE OF CONTENTS

ABRAMS &
STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Lemley, Yarling & Co.

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (an Illinois Corporation) (the "Company") as of March 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lemley, Yarling & Co. at March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 11, 2005

LEMLEY, YARLING & CO.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Current assets		
Cash	$	109,965
Receivable from clearing organization		64,626
Total assets	$	174,591

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Management fees payable to Parent	$	58,164
Income taxes payable to Parent		17,135
Total liabilities		75,299
Stockholder's equity		
Common stock		25,000
Retained earnings		74,292
		99,292
Total liabilities and stockholder's equity	$	174,591

The accompanying notes are an integral part of this statement

LEMLEY, YARLING & CO.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2005

Commission income	$ 1,999,631
Expenses:	
Management fees to Parent	1,004,136
Miscellaneous expense	883,923
Total expenses	1,888,059
Income before income taxes	111,572
Provision for income taxes:	
Federal	23,587
State	8,145
	31,732
Net income	$ 79,840

The accompanying notes are an integral part of this statement

LEMLEY, YARLING & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2005

	Common Stock		Retained Earnings	Total
	Shares*	Amount		
Balance at March 31, 2004	1,000	$ 25,000	$ 44,452	$ 69,452
Net income			79,840	79,840
Dividends paid			(50,000)	(50,000)
Balance at March 31, 2005	1,000	$ 25,000	$ 74,292	$ 99,292

*No par value, 50,000 shares authorized, 1,000 shares issued and outstanding

The accompanying notes are an integral part of this statement

LEMLEY, YARLING & CO.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2005

Cash flows from operating activities		
Net income	$	79,840
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing organization		(16,635)
Management fees payable to parent		14,972
Income taxes payable to parent		14,943
Net cash provided by operating activities		93,120
Cash flows used in financing activities		
Dividends paid		(50,000)
Net increase in cash		43,120
Beginning of year		66,845
End of year	$	109,965
Supplemental disclosure of cash flow information:		
Income taxes paid to parent	$	16,788

The accompanying notes are an integral part of this statement

LEMLEY, YARLING & CO.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2005

Note 1--Organization And Significant Accounting Policies

Business Description--the Company is a registered broker/dealer and is a wholly owned subsidiary of Lemley, Yarling Management Co. ("the Parent").

Commission Income--Commission income is recognized as earned.

Income Taxes--The Company files a consolidated federal income tax return with Lemley, Yarling Management Co. The Company provides for income taxes as if separate returns are filed.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2--Commitments

The Company has an agreement with Mesirow Financial, whereby the Company transacts, on a fully disclosed basis, all customer business through Mesirow Financial. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

Note 3--Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as defined.

At March 31, 2005, the Company's net capital and required net capital were $99,292 and $5,020 respectively.

LEMLEY, YARLING & CO.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2005

Note 4--Concentrations

The Company has deposits in a local financial institution in excess of $100,000 federally insured limit by Federal Deposit Insurance Corporation. Amounts in excess of insured limits are approximately $10,000 at March 31, 2005.

Note 5--Receivable From Clearing Organization

The Company has an agreement whereby Mesirow Financial, a registered broker dealer in securities, transacts all customer business on a fully disclosed basis. The Company is guarantor for payment of securities purchased and delivery of securities sold pursuant to the agreement. Mesirow Financial pays commissions to the Company, monthly as earned. Commissions receivable from Mesirow Financial at March 31, 2005 were $64,626. Prior to July 19, 2004, the company used ABN AMRO Incorporated to transact all customer business on a fully disclosed basis.

Note 6--Related Party Management Fees

Operations of the Company are conducted in facilities and by personnel shared with its parent. The Company pays a management fee equal to 90% of revenues, net of clearing related expenses, to its parent in lieu of occupancy, salary and other operating expenses.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LEMLEY, YARLING & COMPANY	as of	March 31, 2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 99,292	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			99,292	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 99,292	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities-- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(-)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 99,292	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(-)	3740
10. Net Capital			$ 99,292	3750
			OMIT PENNIES	

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS - Part IIA filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LEMLEY, YARLING & COMPANY as of March 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description				Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)				$ 5,020	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)				$ 5,020	3760
14.	Excess net capital (line 10 less 13)				$ 94,272	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)				$ 91,762	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description				Amount	Code
16.	Total A.I. Liabilities from Statement of Financial Condition				$ 75,299	3790
17.	Add:					
	A. Drafts for immediate credit	$		3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810		
	C. Other unrecorded amounts (List)	$		3820	$ -	3830
19.	Total aggregate indebtedness				$ 75,299	3840
20.	Percentage of aggregate indebtedness of net capital (line 19/ line 10)				% 75.84%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	3860

Lemley, Yarling & Co.
Possession or Control of Secruities
For the Fiscal Year Ended March 31, 2005

NOT APPLICABLE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LEMLEY, YARLING & COMPANY	March 31, 2005

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) -- $2,500 capital category as per Rule 15c3-3		4550
B. (k) (2) (A) -- "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B) -- All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm MESIROW FINANCIAL 4335	X	4570
D. (k) (3) -- Exempted by order of the Commission (include copy of letter)		4580

ABRAMS &
STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
Lemley, Yarling & Co.

In planning and performing our audit of the financial statements of Lemley, Yarling & Co. (the Company) for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Abrams & Steinberg, P.C.

May 11, 2005